Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 7, 2021

The following transcript is from a webcast hosted by TD Securities and Canadian National Railway Company (“CN”) on May 5, 2021 and made available on www.CN.ca/investors.

Virtual Fireside Chat hosted by TD Securities

Company Participants

•	Cherilyn Radbourne, Analyst

•	Jean-Jacques Ruest, President, CEO & Director

•	Paul Butcher, Vice-President of IR

•	Sean Finn, EVP of Corporate Services, Chief Legal Officer & Corporate Secretary

Presentation

Cherilyn Radbourne

Well good morning or good afternoon, depending on where you’re joining us from. It’s Cherilyn Radbourne with TD Securities here. Today we’re very pleased to be hosting CN to discuss the regulatory framework and M&A timeline for the proposal to acquire Kansas City Southern.

Joining me on the line, I want to welcome J.J. Ruest, the company’s President and Chief Executive Officer; Sean Finn, Executive Vice President, Corporate Services and Chief Legal Officer; and Paul Butcher, Vice President of Investor Relations. (Operator Instructions) With that, J.J., Sean and Paul, thank you very much for being with us. I’ll turn things over to you.

Paul Butcher: All right. Thanks, Cherilyn. This is Paul Butcher. So thank you all for joining us today. Before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information which are available at the beginning of the presentation.

As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the U.S. and Canadian securities law. These statements are subject to risks and uncertainty that may cause actual results to differ materially from those expressed or implied in these statements and are fully — more fully described in our cautionary statements regarding forward-looking statements in our presentation. Now for more information about CN’s superior proposal to combine with KCS, please visit www.connectedcontinent.com. I will now turn it over to J.J., our president and CEO.

Jean-Jacques Ruest

Thank you, Paul. Thank you for all of you for joining us today. So very much appreciate you giving us some of your time. So it’s been two short weeks since we announced our superior proposal to combine with the Kansas City Southern. In that time, we received overwhelming support for our proposal, including over 700 support letters, and still counting, from our customers, employees, investors, communities, port operators and other stakeholders.

We are well underway with KCS in our confirmatory diligence and believe we are on track to a successful combination. We look forward to continuing to engage with KCS to advance towards executing a merger agreement in the coming weeks. Today we will provide additional clarity around the proposed structure of our transaction and the regulatory review process through which we are confident it will be approved.

There are four key message I’d like you to leave with today. First, our combination with KCS proposed to use a plain vanilla VoD infrastructure. This is identical to the one that CP proposed, and we are using the same trustee, David Starling.

Second, up and closing into the voting trust, which we are targeting to do so in the second half of 2021, KCS shareholders will receive their full consideration of $200 [ph] cash and 1.059 CN shares per KCS shares. Any regulated risk that may exist and at this point for the KCS shareholders.

Third, we have voluntary committed to meeting the rigorous enhanced competition standard under the STB permit rule. This will allow us to publicly demonstrate why CN and KCS is a better outcome for customers and is a proactive outcome for the North American economy. And fourth, the CN KCS combined network with benefit shippers by providing more choices at lower costs with better services. Less than 1% of the CN network overlap with KCS, and we are committed to working with the STB to address that minimum overlap.

We are also very committed to implementing appropriate arrangement to address any potential concern the STB may identify in its ultimate transaction review, which will only begin after the transaction closed into the voting trust and the KCS shareholders have received their full consideration. I will now turn it to Sean, who will cover each of these topics in more detail, starting with the STB review process. Sean?

Sean Finn

Thank you, JJ. Thank you, Cherilyn, for providing us the opportunity to clarify the STB approval process for this very exciting CN KCS combination. Before I start, I think we have done this before. I have done this before at CN. We’ve done five — at least five STB applications, including one major application in the case of the CN IC merger. We’ve done the CN WC merger application, the EJ&E, Great Lakes Transportation, and more recently, the (inaudible).

And in all cases, just to be assure people, we approach this in a very organized and structured fashion. We make sure that all stages of the process, be it, in this case, for example, the 2-step stage of voting trust, like we did in IC and then ultimately, the approval in step two is dealt with in a very purposeful way. We’re very open as we go through this process to engage with the staff, the commissioners of the STB, all the stakeholders up and down the lines that we operate in as this acquisition proceeds forward.

And under J.J.’s leadership, obviously we have the same commitment going forward on this transaction. So the fact to do in this morning, this afternoon, I want to try and simplify this process. I think a lot has been written, a lot has been said. A lot of various opinions have been issued but ultimately, this is a pretty simple process if you take the time to focus on understanding that it’s done in two steps. So if there’s one important takeaway from today is that there are two separate and distinct STB approvals at issue here.

The other bidder would like you to believe that they are linked, but they are not. The first approval is for a voting trust. The second approval is for the proposed merger transaction per se. In one case, it happens within the next couple of weeks, not to say the next month. Then the second step, it happens 18 to 24 months from now.

Let’s talk about step 1. The approval of the voting trust, whether under the so-called old rules, or current rules, the STB must approve the creation of a voting trust. So it’s automatic, you must get STB approval to proceed. They will do that early on in the process and before the STB does their complete and fulsome review of the transaction as a whole. So separate and distinct processes.

Obviously their approval standards are different depending on what stage you’re at. So I’ll start on the first step, the voting trust, which we expect to be up and running by 2021, in time to close the transaction and pay out the KCS shareholders. Now for the STB to decide on whether or not an applicant is entitled to use a voting trust in a Class 1 merger, there are two tests.

The first test is to ensure that voting trust creates no risk of premature control. In this case, independent trustee, the rules provided for to the trust itself provide that CN will not in any way control KCS. So the answer to the first question will be based on precedent and how this trust is set up. The answer is no, CN will have no premature control.

The second test in the context of approving the voting trust, the question is the following: does the voting trust create a public interest harm? And that’s where the confusion arise, the word public interest. The public interest at the voting trust level is different than the public interest at the second step. I’ll come back to that in a second.

So the question is, does the voting trust create a public interest harm by damaging a financial integrity of the railroads? So if the focus is on the damages to the financial integrity, the question is if the trust is to be unwind, would it put one of the two railways in a financial hardship?

And obviously to the extent that, in this case, CN would not be in financial hardship if the voting trust was unwound two years from now. Secondly, there is — on this test, already evidence that there are other parties interested in buying the KCS, including private equity.

Nothing at this stage is about prejudging the merits of the transaction, i.e., the competitive issues, that gets addressed in step 2. Step two is referred to as the acquiring control of the KCS, and that’s done 18 or 24 months down the road after the STB has done a full review. Ultimately, under the current rules, referred to now sometimes as the new rules, it requires a CN demonstrate that the CN, KCS merger is in the public interest.

That public interest, at that moment in time, 18 to 24 months from now, is different than the one that’s looked at during the voting trust process. The question is on balances of the potential benefits or merger against the potential harm. So the STB must balance the benefits versus the harms. The benefits will include improved customer options, which is clearly the case in our proposal, enhance competition as well as environmental issues.

So at that time, the STB will balance the benefits versus the harms. The harms may include reductions in competition but are not mitigated. Demonstrated competitive concerns can be mitigated in multiple ways, as we’ve often said, leaving the gateway is open, haulage agreements, trackage rates, and ultimately, divestiture. So these are two separate and distinct processes, two separate steps. The STB’s public interest test at the voting trust, which will take place in the next, hopefully, three to four weeks, is different than the one at the ultimate control.

The STB’s standard for approval of the voting trust is separate from its ultimate merger review, like I said before. It’s important to understand the KC shareholders will receive their consideration, once step one is completed and approved by the STB the shareholder vote takes place at KCS. Sometime by the end of this year, 2021, we would fund the voting trust and — with shares and cash. They would then buy out the KCS shareholders, and thus, there would be no regulatory risk left in the hands of the KC shareholders going forward.

The next slide, if I may. Next slide gives you effectively a view of the holding trust itself on this process. So voting trust obviously has been used, ours identical to the CP voting trust. It has — it requires the STB to approve it before you can set it up.

Secondly, it must be independent, i.e. we will not have control over it, and the trustee, as J.J. referred to as Dave Starling, and its job in life is to acquire the KCS shares from the KCS shareholders when we’re ready to close the transaction after shareholder approval. CN did — obviously the consideration will be paid into by CN at that time. I remind you, there is no shareholder required by CN with respect to this bid.

The target, what we call closing this transaction, as I said before, is the second part of 2021. Now if you compare the process to the step 2, upon receiving control approval from the STB, again 18, 24 months from now, we would then take the shares of KCS other voting trust, they would be delivered to CN. We can then fully integrate the two railways together, combine them, realize the synergies.

And the target dates for that would be the second half of 2022. Let me go to the next slide. What are the implications of using a voting trust structure? So when it comes to governance, the structure separates KCS from CN’s control until the final STB authorization. The existing management of KCS and their Board continue to steward KCS while in trust.

Dave Starling, the former President and CEO of KCS will serve an independent trustee who holds the stock at KCS during the period between the voting trust being approved, set up and closed and the ultimate approval by the STB. Finally, financial contribution, CN will receive dividends from the trust coming out of KCS. Secondly, KCS will retain excess cash flow in its ongoing cash flow management when it comes to KCS. That is the governance structure and the financial implications during the voting trust.

With respect to the acquiring of control, CN acquires full control of KCS upon the approval by the STB at the end of 2022. The operation will continue, obviously in the U.S. and Mexico, under the Kansas City Southern name and brand. We’ve committed to that from our proposal, from our bid.

Kansas’ headquarters will be combined with CN’s U.S. headquarters in Kansas City. We will keep our facilities open in Illinois and elsewhere, but the U.S. headquarters of CN and KCS U.S. operations will be in Kansas City. And four members of the KCS Board will join the CN Board at the time of the full approval by the STB.

What is the impact of this financially? Obviously the results of KCS will be consolidated into CN. We benefit from all the cash accumulated by KCS. Obviously we integrate this and realize the synergies going forward. And finally, as we said before, expect it to be highly accretive on a CN adjusted diluted EPS basis. Until the STB approves the process, and based on the public interest test, CN will not have control at KCS.

Therefore, the concerns about competitive issues are not well based because the KCS Board and made will continue to compete with respect to the business it has and realize that these two railways can peak today and it will continue to compete during the voting trust process.

One comment about — quite a bit of debate appeared in the various media about — and various places about CN’s view about the current rules. So I go to the next page, if I could, Slide 8. I want to make a few comments to clarify CN’s position as it relates to STB’s ultimate approval process. We have asked the STB to evaluate a KCS merger under the more robust standards referred to as the current merger rules.

Regardless of the acquirer, it doesn’t matter who buys it, we believe the current merger rules are the only appropriate framework for the STB to review a KCS transaction. The rules of 20 years ago are no longer the rules of today when it comes to KCS as it is today. We decided that from day 1. It’s not just us saying that. We’ve received over 700 support letters from customers and stakeholders who expressly support and believe that this transaction should be reviewed by the STB under what is referred to as the current rules.

Why are we doing this? Why would we accept to apply the current rules? It’s all about doing the right thing. It’s part of our culture at CN. We try and do the right thing for customers, for employees, for the environment and for communities. This is no different, sending to the view the right thing for this transaction is to be reviewed under the current rules. The rules were implemented in 2001, as you recall, coming off the CN BNSF merger and the STB rules came out. Obviously it’s important to realize that the rules are there to insure and demonstrate that a proposed transaction serves the public interest, not devoting trust public interest, the proposed transaction. That is very different than what it is when it comes to the voting trust.

To do so, we’ll be required to have the transaction ultimately approved to put in place a service plan that must include a full analysis on operating plan, but also show how integrating the Canadian network or Mexican network will not impact the U.S. We’ll take steps to ensure adequate service and provide for improved service, which is the goal.

We must also (inaudible) the effects on shippers connecting railways and ports, and the service benchmarks and the (inaudible) plans to mitigate any unanticipated service disruptions. That is the purpose behind the new rules. Finally, there is no difference between old rules and new rules when it comes to the ultimate decision by the STB.

So why do we do this? Because we’re fully confident that our proposed transaction meets the current appropriate, more stringent standard. We firmly believe that customers who ship freight on our railroad should have a say in the process. Let’s talk about better bidders position. As it stands today the other bidder has elected not to have to meet the same higher standard that we are. As you have no doubt seen, CP sought and was granted a waiver to avoid scrutiny under the current merger rules despite the objections of multiple stakeholders.

So when CP filed a press release last weekend, to publicize its objection to our deal being assessed under the so-called old rules. It elected to note that we have already agreed and volunteered that our transaction ought to be reviewed under the current more stringent rules following the establishment of the voting trust. CN’s confusion — sorry, excuse me, CP’s confusion is deliberate. They appear to want to conflate the voting trust issue with the standard of review for us to ultimately obtain control of KCS because they know they can’t compete with us on the value of our offering to KCS shareholders, customers, and other stakeholders. On that note, back to you, J.J.

Jean-Jacques Ruest

Thank you, Sean. We’ll go onto Page 9, please. So Page 9, we’ve shown a few of the many ways that CN’s (inaudible) combination with enhanced competition and KCS maximize routeing choice, provide price division for customers, including those currently using on all trucking by introducing low — by introducing new access points and entertains options.

It will introduce a new express route, a fantastic express route that will connect United States, Mexico and Canada from end-to-end, single holder, single operator, one-stop shop customer service. Our combination will give KCS access to 22 pipeline [ph] gateways, five new (inaudible) support, 10 (inaudible) terminal, all of which will enhance KCS customer supply chain.

For example, a customers in Kansas City that relies on OVC is good, will be able to route its import via the port of Montreal or the port of New Orleans, or the port of Rupert, opening up all three coasts to the Kansas City BEA. Or a farmer in Gilman, Illinois, will be able to seamlessly access the multimodal river barge option of St. Louis or ship by rail into the entire Mexican grain market with single line service.

Underpinning this enhanced competition, CN is also committing to make infrastructure investment of approximately USD 250 million in key communities across the new network. Meaning more economic opportunity and more jobs up and down the new railroad. We are committed to preserving access to all existing gateways. Let me repeat that. We are committed to preserving access to all existing gateways to enhance route choice and to increase rail traffic.

This commitment to provide bottleneck protection and keeping the gateway open will empower customers choose the best route for their need, ensuring robust pricing competition, establishing a new standard for low-carbon freight transportation that is safer, faster and cleaner. That is a more — a pro-competitive combination.

If you go on Page 10. Page 10, we show the CN, KCS combined network. It is a highly complementary network that will increase multimodal competition. A CN, KCS combination is an end-to-end transaction. It’s an end-to-end transaction with less than 1% of the network overlapping with CN. We are committed to implementing arrangement with customers and the STB to address any demonstrated competitive concern that may arise as a result, we firmly believe there is no unsalable regulatory concern, especially under the new rule. Sean?

Sean Finn

Yes. The next slide, please. I think it’s important to spend a moment and talk about the competitive issues or landscape with respect to the CN, KCS combination. Obviously our competitor has suggested that our proposed combination with KCS somehow raises extensive and complex relay concerns. This map debunks that assertion. There are no insoluble regulatory problems. It is clearly not the case. You just take a moment and look at this map closely.

CN, KCS is North-south route are 100 miles apart. As you can see, the red versus the blue. We’ll compete with multiple other rail lines plus trucking and barge routes on the Mississippi River. CSX has a route option for Mobile to Chicago through Nashville. NS has a route option from New Orleans and Mobile to Chicago through Lexington. Union Pacific has a route option from Houston to Chicago through St. Louis. BNSF has a route option from Houston to Chicago through St. Louis. Not to mention the Mississippi River, as I said, has barge traffic, and truck along the I-35 and I-55 will remain significant competitive North-South options for customers.

Customers will have several choices and no choices will be removed. To the contrary, they’ll have more choices. To suggest that the CN-KCS combination will somehow diminish North-South rail competition. When every other Class 1 rail will still have a North-South option, seems to us to be quite an overstatement.

In terms of the next step, the next slide, please. We are focused on completing our due diligence and ultimately signing a merger deal with KCS. It has been going very well. We’ve had meetings, and we’ve had very, very positive and constructive dialogue with our colleagues and friends at KCS.

As J.J. noted, we’ve been making great progress with the KCS team and looking forward to their continued engagement over the coming weeks. In terms of closing the voting trust after approval with STB in the coming weeks, there are effectively three approvals that will be seeking. The first will be — the STB will need to approve the voting trust, like I said, and we’re targeting late May or June for that. Secondly, a majority of KCS shareholders will need to approve the transaction. We are targeting July for that. Thirdly, the Mexican competition Bureau and telecommunications regulators will need to approve the combination. We are not currently expecting them to raise the staff to concerns of the combination. We are aiming to get those approvals by second half of 2021.

And finally, importantly, our proposed transaction will not require CN’s shareholder approval, contrary to CP’s proposal, nor would it require approvals by the Canadian regulators. With all the approvals in hand, we are targeting a step one closing and voting trust in the second half of 2021, and a full STB approval and overall transaction by the end of 2022. J.J.?

Jean-Jacques Ruest

Well thank you, Sean. I started today the session with four key messages that — and I wanted to conclude just with one. At CN, we are committed to working with our customers, working with the STB and working with all stakeholders to create the premier railway of the 21st centuries, enabling the North American economy and enabling the full vision and ambition of the U.S. MCA. So with that, Cherilyn, we will now turn it back to your questions.

Questions And Answers

A – Cherilyn Radbourne

Great. Well that was a very comprehensive presentation. We started to get lots of Q&A through the webcast portal. Maybe just to get us started here, could you address whether CN needs to have a definitive merger agreement with KCS before the STB can consider voting trust acquisition? And/or do you think you need clarity the voting trust before you can come to a definitive merger agreement?

A – Jean-Jacques Ruest

Thank you. Sean will address most of the questions today. Sean, that you’re — you have.

A – Sean Finn

Sure. Thank you, Cherilyn. A very good question. No. We’ve already submitted the voting trust application to STB. So we do not need a definite merger agreement to get the STB to review and approve the holding trust. We’ve also submitted a draft merger agreement to KCS on the day we announced the bid. And finally, with respect to signing the voting trust, we do not have to wait to get the voting trust’s approval to sign a merger group, the same way that the other bidders signed a merger agreement with KCS prior to filing its voting trust. So you do not require to have a signed merger agreement to proceed with the voting trust. We don’t have to wait for either to sign a merger agreement.

A – Cherilyn Radbourne

So we’ve had a number of questions come in with regard to the voting trust. I’m going to try and summarize some of these. The gist of many of them is, CN is asking for the building trust to be reviewed by the STB on the same criteria and timeline as the (inaudible) trust. Isn’t the easiest way to achieve that outcome to file for the KCS waiver?

A – Sean Finn

Yes, Cherilyn. Yes. But like we said from the outset, we took the position that the right thing to do in this transaction was not to apply to the STB for an approval of the CN, KCS combination under the so-called old rules. We deeply felt that shippers, customers, stakeholders and that was evidenced by the opposition filed against that waiver as well as support we have from over 700 customers and stakeholders. So we felt it was the right thing to do, and we’re confident that the voting trust will be approved under the standards set out earlier this afternoon — this morning to you.

And ultimately, we’re confident that, with our experience working with the STB, our expert is working very proactively with customers and stakeholders in STB applications, that we can get this transaction approved by the STB, ultimately, through the full control process submission or review.

A – Cherilyn Radbourne

So there are a lot of questions that have come in about the timing of the relative approval of a CP voting trust versus a CN voting trust? Can you speak to your confidence that the STB will accept your request to review these two structurally identical voting trust based on the same criteria and under the same time line?

A – Sean Finn

Yes. So Cherilyn, thank you very much. The two trusts are identical, the same trustee. We filed our petition that we could go Monday. In our petition, we set out the standards that must be applied to approve the voting trust. We are waiting the STB to issue a process schedule. We have made the point to the STB that ultimately, these two voting trusts should be cited on the same criteria under the same process and at the same time, thus allowing to take out any uncertainty, but more importantly, allowing the Board of KCS and the KCS shoulders to assess both bids purely on their value and the benefits to the KCS shareholders and the KCS as a company.

And we are confident that the STB, when faced with these two voting trusts in the same transaction, will come to that conclusion, and that’s been our position. There’s no difference being the current rules or the old rules, the standards that are being put forward to approve these are very clear. We’re confident that we meet the both standards of not controlling the KCS, nor having any concern about the financial viability if CN or KCS were to unwind.

The attempt to try and conflate and confuse people by bringing into the voting trust application, the issues of competition, is simply noise. It’s unfortunate that we’re complicating things in that way. But we’re very confident that the STB has a long history of dealing with the applicants fairly and in an open and transparent fashion, and we’re convinced that they will do so in this case, and we’ll come to the view that it is in the public interest to approve both voting trusts at the same time under the same standards and under the same process.

A – Cherilyn Radbourne

Okay. Maybe just a question on the dissolution of the voting trust, if that became necessary. How long would the party take to do that? And would the STB provide additional flexibility in the event of a change in the economic environment?

A – Sean Finn

Yes. In the unlikely event that the STB would come to the view that it would not be possible to approve a CN, KCS combination, I repeat, unlikely event, in our view, based on our willingness to enter this transaction and not keep the gateway open, addressed any competitive issues, make sure that there are any concerns when it comes to KCS customers or shippers that are losing access to the two railways, for example. The only point we see is that small portion between New Orleans or Louisiana and Baton Rouge.

But in that event, normally, the parties would have two years after that decision by the STB to divest of the (inaudible). Obviously we are confident that, at that time, depending on market conditions. But as it stands today there is interest in the KCS, both by a strategic acquirer, but also by private equity. So we remain very confident that we’re not going to get to that point. But if it were to be the case, the STB, and we work with the STB at that point to make sure that the asset is divested of in a way that did not, in any way impact the financial viability of KCS, nor of CN, obviously.

And that’s partly why you’ll appreciate that there is — there will be cash retained in KCS had during the voting trust period, we’re not going to obviously have site dividends, the cash will remain there to ensure that it has the wherewithal to face that divestiture if it’s required. But again that is a very unlikely scenario in our view. We remain confident that we can get this transaction approved by the STB and complete the combination of the two railways together in a very efficient and beneficial way for our customers and for stakeholders up and down and the communities up and down both networks.

A – Cherilyn Radbourne

So there have been a number of questions that have come in. To just summarize, I think some of them are asking, in the event that the STB were to reject your voting trust, is there any way to agree to sort of a regular way merger transaction in the context of Class 1s? Or effectively, is the voting trust necessary to any Class 1 combination?

A – Sean Finn

I think the way I look at this more is from the KCS shareholders’ perspective, because Class 1 mergers take quite a bit of time for a thorough review by the STB, there is precedents and practices by which voting trust have been used before. One of the most recent examples was our CN, IC acquisition recently, 1998, but still, it’s a very good precedent to how it’s done.

So there is a requirement for this transaction to proceed that there’ll be a voting trust in place, and that is a requirement that has been required by the KCS Board and their shareholders so that they can — when the voting trust is approved, and funded in the fall of 2021 that they can take their shares and their cash from the voting trust and not be subject to the regulatory risk, any regulatory risk, going forward.

So it’s very much their decision and a boarding trust is required, and we remain confident that our voting trust will be approved by the STB. It’s in the public interest to do so to allow ultimately, the KCS combination, but also to allow the KCS shareholders to come to a view that what is the best offer based on the value of being put. So Cherilyn, we remain confident it will be approved, and it is a condition required by the KCS Board and their shareholders.

A – Cherilyn Radbourne

Okay. Let’s move on from there. So the public interest in relation to the question of the voting trust seems to be fairly narrow as you articulated it. But in relation to the transaction itself, the concept is fairly broad. Can you elaborate on what stakeholder groups are relevant to evaluating the public interest and speak to how those stakeholder groups can provide input to the process?

A – Sean Finn

Yes, Cherilyn. It’s a very good question and very important question also. Any interested party can appear in an STB application. Our experience has been customers associations, communities, other railways, short line association. So quite a broad group of people can come forward in the context of the — looking at the public interest of the overall transaction approval.

And obviously our experience has been, you must engage with them. Where you can, you attempt as much as you can, and that is the STB’s preference that we settle these issues with those communities or those customers or those stakeholders. The remedies available are quite broad. But at the same time, if you’re proactive, and you’ve come to the view there are no unsalable regulatory problems.

And J.J. has that in his mind when he goes into this transaction with the rest of us, is we will deal with these on a one-on-one basis and we are best to try and find solutions. And ultimately, if we can’t and the STB will be able to advise us what is the best solution and ultimately order us to follow that. We’ve had this in other transactions. We’ve had situations where there have been orders or in the decision recommendation by the STB, which we’ve adhered to. Obviously that’s the best way to solve these requests by dealing directly with the stakeholders that are involved. If not, ultimately, the STB will rule on how to deal with this, and we’ll adhere to that decision going forward.

A – Cherilyn Radbourne

And can you also elaborate on just the need to enhance competition and how that’s defined and is there an attempt to measure that during the review of the transaction?

A – Sean Finn

So there’s no doubt that we’ll have to demonstrate, and we’re (inaudible) we are going to ensure there is enhanced competition, customers have more choices than they had before. Obviously it’s looked at making sure that those choices remain in place. So the best example, I said to you before, is Baton Rouge in New Orleans, where there are a few customers, it’s 1% of the overall network of KCS, would have less choices post a CN, BN combination. That’s the perfect example where they can be addressed by commercial agreements they can be addressed by keeping providing either a haulage agreement or also divesting on the asset if you have to.

But obviously those are examples where it’s diminished competition. Enhanced competition is showing how customers throughout the network will have more choices. And ultimately, you just look at the map, and obviously that’s the case, but also you’ll be providing new solutions, new products, a new marketplace, and we’re able to show how both shippers in Canada and Mexico and the U.S. will — following this combination, have enhanced competition, additional choices and in no way will competition be reduced, except for that little short line, a little portion I told before, which we’ll address in the context of coming into this application and finding a way to solve that in a way that ensures the customers that would have in that very specific area have less choices have at least the same amount of choices, if not more choices, when possible.

A – Cherilyn Radbourne

And so CN and CP have expressed very different views on this issue of network overlap between CN and KCS. Like, can you just address the CN’s perspective on that apparent disconnect?

A – Sean Finn

Well I’ll say if you wouldn’t turn it over to J.J., but I think that — I would probably argue it serves the purpose to make this sound worse than it is. It serves the purpose to mix up the two steps of the voting trust and the ultimate control with the competitive issues. But ultimately, 700 customers and stakeholders recognize that this is a pro-competitive transaction.

We have done quite a bit of analysis and now that we have access to the data room looking at the various overlap. And as we’ve been saying for a long time, it is very minimal. It’s de minimis overlap, nothing that cannot be addressed in the context of the STB application. There are clearly, Cherilyn, in this transaction, no unsalable competitive problems.

Now to try and identify the problem being the fact that there are a KCS North-South route and a CN IC North-South route which is the only competition in this map, I bring you back to the map I showed you before, every single Class 1 railway has a line going North-South. Therefore, the overlap on CN with KCS is de minimis, and there is lots of alternatives for shippers.

So unfortunate that we got to this point, but I think it’s just a question that’s serving the purpose of making a case that this sounds more complex than it really is. The same way that size is more complex. I would submit to you that size does not make the deal more anti competitive. To the contrary, size provides more alternatives. So the fact that the large CN network can be brought to their with KCS network both in the U.S. and in Mexico, provides more choices, more competition to customers and shippers, and not less. J.J.?

A– Jean-Jacques Ruest {BIO 7027447 <GO>}

Yes, that’s right. The CN, KCS combination is an end-to-end combination with one section of overlap in Louisiana. We talked about this one in glory detail, 70 miles, a number of facilities. We are actually engaging directly with those customers who are part of this 1-mile overlap, and we will find ways to maintain and enhance the competition, so they have — they are well looked after through this combination.

So it is end-to-end. And frankly, we will create even more competition. And — if there is some other overlap, then the fact we’ll have to show the light of the day. So that through the waybill file or eventually, we will have to find this other area where supposedly there’s so much overlap or the point will be made. So eventually, we’re going to have to get down to basically a fact-based situation and put this issue to rest.

A – Sean Finn

Cherilyn, maybe I’ll give you an example. Going through the details, we found a grain elevator in Springfield, Illinois, that’s served today by CN and KCS. We at CN have not moved the car in that elevator since 2004 — so — ‘14, excuse me. So it’s been several years. So yes, if you look at the map, you identify overlap, but ultimately, the customers will determine what is the overlap per se, what is the competitive issues. It’s not purely just the map.

The map is one component, but also what is the switching taking place there today? How are the customers served today? And that will come out not in media reports, not in press releases. In the application with the STB, where we will put forward exactly what are the overlap in detail by a sworn statement, which is important. Then from there, we’ll address the concerns as we go forward.

A– Jean-Jacques Ruest

That’s right. The STB is very well equipped to do this all fact based process.

A – Cherilyn Radbourne

So there are a couple of questions that have come in here with respect to Chicago. Could you just sort of put some meat in the bone in terms of, I guess the contention that a CP, KCS combination would alleviate pressure on Chicago while a CN, KCS combination might exacerbate that?

A– Jean-Jacques Ruest

So we have ambition to really connect the deep south of Mexico, probably from Mexico City, all the way to the northern part of the — our network, whether Tralo, Montreal in the East or Calgary and Edmonton in the West. Especially offering a premium, very competitive Intermodal network, single line, single control, single point of contact for customer service. A product that does not exist today. A product that we really, really be very competitive, and we hope to be competitive with a three combination network of KCS (inaudible) at Laredo, one of the UP or the BN, you get the Chicago, then you hitchhike a ride over the highway through the Detroit and Toronto, and then going (inaudible).

So we will be coming over the Jackson, well, at some point by upgrading the line between Kansas City and Gilman. We’ll be coming from the KCS network, either from the South or from the North. The South is the beginning because that’s what is available today. When we get to Chicago in a location called Madison, this is where we take a right and go East.

We don’t go in the city. We stay outside the city. This is how we get to Detroit or we get to Toronto. If you look at CP, they actually do not own a network between Chicago and Detroit. They run on the one of the eastern railroad. When you do Intermodal, if it’s double stack, high, high, we actually go over a Buffalo running into another eastern railroad and get into Ontario via Buffalo, Niagara Falls.

So we really don’t understand their logic as to how they will serve Eastern Canada without touching Chicago. I don’t know how they get there without coming to Chicago. We know how we get to the East via Chicago. It’s via the EG&E. We actually don’t get in the city. We actually use the EG&E, which is really a ring road railroad that really allow us to do this very efficiently and even more efficiently than getting off in Joliet, Illinois to one of the two big western carrier Intermodal terminal, and then taking a truck and then moving East via one of the major highway in Chicago.

So I think frankly, it will actually address truck congestion in Chicago. It would also not really impact the rail traffic in the city because, by and large, we will stay outside the city using the EG&E. So again this is a place where a bit of a loss as to how the fact get all mixed up but we think it’s a great thing for Chicago. Chicago is a great city for CN. We have a lot of employees in Chicago.

And in fact, at some point, we might make some further major investment in Chicago to create new level of competition that doesn’t exist today. That’s for later. But no, we — the fact that we own the EG&E that nobody else has owned that nobody else has its ring road around the city. We’re coming from Chicago from the old IC and then taking a hard right almost on the outskirts of the city on the EG&E, makes this a product that will actually reduce the truck congestion in Chicago. So we hope anyway because a lot of what we are trying to do here is to convert long-haul truck into Intermodal.

A – Cherilyn Radbourne

Okay. We’re at about 45 minutes here. I think there’s a few more important questions that we should address. So I’m going to go a little bit longer here. How does CN respond to the argument that a CP, KCS deal would not be so impactful as to trigger downstream transactions, but that a CN, KCS combination could or would trigger those downstream effects?

A– Jean-Jacques Ruest

I mean that’s — again that’s a bit of a self-serving. Our focus — I think the KCS was always viewed as a railroad that, at some point, might combine with somebody else. I think CP for a long time, was viewed as a logical railroad to do that. You don’t really disturb that much the balance between the East and the West, the big four railroad. The CN, KCS combination in the United States still makes us the fifth largest railroad meaning that in terms of scale, we would still be quite a bit much smaller than the European (inaudible), who are huge, or the CSX and the NS on the outskirt.

When you look at the involvement of the other railroad into this file so far, I’m not getting the sense that they see this as a — maybe they would rather see no merger whatsoever for their own selfish needs, but I don’t see that as a signal that they feel that this will push them into an East-West transaction. The compelling story is very strong about the future of Mexico. The future of Mexico does need a railroad that’s really is a much better equipment than what the KCS has today to really fully exploit the potential of the USMCA.

CN is best-in-class when it comes to Intermodal, we can rival with the best-in-class, the UP and the BN. We would love to compete with them. We want to compete with a different product, a better product, a seamless product, a product that can also go beyond Chicago to the East, still on the railroad.

I don’t think that means that they will want to compete with us and make sure the gateway stays open at Laredo, which we will do. The same way we will keep the gateway open over Kansas City because, frankly, we would want as much business coming from the CP as possible as they can bring to the new network because it’s — more freight is better for the rail industry, and it’s better for the economy.

And anything that can be put on railroad as opposed to be on the highway is a good thing. So we just don’t see what they see. Again it’s a bit self serving. We think ultimately, KCS will be sold. It’s be CN or CP. In either of the two cases, we don’t see how that means that it is the beginning of the requirement for future merger.

A – Sean Finn

I would just add, J.J., Cherilyn. Obviously there’s no meaningful difference between the CN, KCS combination and the CP, KCS combination in terms of basic competitive balance of the U.S. network. So what’s good for the goose is good for the gander here. If they’re identical, essentially the same transaction, obviously you could argue that would be the same case for CP.

But ultimately, we’re not arguing that. We think that this transaction is, by itself, a standalone basis. The STB will view it as that way. I think that’s what they reverted to a bit in their decision about KCS as a unique network. We can’t control what will happen when CN and KCS get combined together. What will happen to CP, that’s their decision, obviously. But we don’t see this being a triggering the next round of Class 1 mergers on the East-West basis.

A – Cherilyn Radbourne

And maybe just last one before I start to wrap up here. What about the contention that has emerged more recently that the premium CN is offering to purchase KPS will result in extra cost but it would then have to be recouped from shippers which would not be in the public interest?

A– Jean-Jacques Ruest

Thank you, Cherilyn. So this is — again this is this is confusion from the other bidder to introduce argument that to us makes no sense. I mean we are offering what we believe is a compelling and fair premium to KCI shareholders. They’ve built this company over the last 20 years. It’s a very valuable company and asset that they have, including the Eastern Mexico. So it’s somewhat odd, that CP, who’s competing with us with the same company, which suggest that the KCS shareholders should not be entitled to the premium that we’re offering. The premium we’re offering is really the fair value of their company.

So therefore, we value — we believe our valuation for KCS is appropriate and is justified by the overwhelming pro-competitive effect of the transaction as well as the long-term of KCS and the Mexican economy. This transaction would basically offer significant value to CN and KCS shareholders, but also it’s in the public interest, going back to what the economy needs in this decade in terms of rail infrastructure, and namely more option and more choice for shipper, especially those who are today using the highway.

And frankly, when you convert freight from the highway to the rail, I don’t know of a single customer is actually going to rail just to pay more money. It’s actually, they do it the reverse. They joined the (inaudible) network because it’s actually more cost-effective than otherwise. But this for rail network to exist so that people can save money to join the railroad, it needs — we need to have this combination. We need to create something that doesn’t exist today which is a train service that’s South of Mexico City, terminates in Toronto and Detroit, or terminates West.

And if you have that, people will be able to get on our Intermodal network and save money by joining the more fuel-efficient network — of a network that today doesn’t exist today. Today you have three pieces, right? You have KCSM, a U.S. railroad from the border and then you truck — you take a truck from Chicago. That’s the deficiency of what’s there today. Our objective, our ambition, is to offer something better, which obviously would be more price competitive to those who use it once the merger is consumed.

A – Cherilyn Radbourne

Well we’re starting to run low on time here. So Sean, maybe you could focus us back on the timeline, if you would, and you talk to us about the sort of the timeline for the STB to respond to CN’s request to consider the two voting trust on a level playing field. When do you expect to hear back?

A – Sean Finn

Yes. Thank you, Cherilyn. We’ve asked the STB to rule thought, with respect, obviously by May 31, both on the CN and CP voting trust, both are voting trust. There is no specific deadline, but we’re confident that now that both voting trusts are clearly in the hands of the STB, they understand how they’re identical. The land that this is a precondition to be able to proceed with the overall combination and are very confident that they are diligently reviewing the matter and content to come to a view that both — is in a public interest to have both voting trust approved on the same time line with the same standard, at the same time, and that will allow us then to perceive the combination and have then the STB apply the public interest test on the overall transaction going forward.

So as your question, we’ve asked to — with all due respect, to rule by May 31. We’re awaiting a signal from the STB on how this will proceed. But I think the fact that they’ve now both in hands and they’re move out, clearly closely reviewing it, then erecting the impact this has on the overall transaction. We’re confident that they will do so as always in a very, very conscientious and well thought through process.

A – Cherilyn Radbourne

Well we come to the end of our time here. So J.J., Sean and Paul, thank you so much for being with us. Thank you, to everyone who joined us on the line. With that, J.J, I’ll turn it back to you for some closing remarks.

A– Jean-Jacques Ruest

Thank you. Thank you, Cherilyn. Especially thank you for all of you who are joining us today. I think we felt today was very important to focus our time and comment regarding the process and the voting trust and all of the rules, the question that people have been asking, providing clarity to all of that. I think it’s extremely important and very valuable.

We have a later discussion later today where we’re going to talk mostly about the synergies and the revenue opportunities that we have in mind for this great network that we want to combine together.

So if some of you have an interest in joining us into that discussion, you’re pleased -you’re welcome to do that. So thank you for your time, and thank you for your support.

What we have proposing here is a very solid transaction is a railroad of the future, not a railroad in the past, focusing on customers, people who actually buy freight, people who decide whose freight they’re going to give to.

And if we win their heart, then we will have a lot of success. But in the meantime, the short term, our focus is also on the KCS shareholders and give them good reason for them to take a pro-competitive offer, an offer that definitely is more superior, more value, and that’s the short-term question at this point. So thank you very much.

A – Paul Butcher

Yes. Maybe — this is Paul Butcher.

Just wanted to clarify the call on the synergies is actually going to be tomorrow at 10:00 a.m. So just wanted to make sure everybody will tune in tomorrow at 10:00 a.m. for the call on the synergies. Thank you.

A– Jean-Jacques Ruest

Thank you.

Bloomberg LP Note: This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP. © COPYRIGHT 2021, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

CN Note: Transcript provided by Bloomberg LP has been edited for misspellings and other inaccuracies.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.